UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SNAP INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38017	45-5452795
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

63 Market Street Venice, California	90291
(Address of principal executive offices)	(Zip Code)

Dom Perella

Deputy General Counsel and Chief Compliance Officer

(310) 399-3339

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, we are filing as an exhibit to this Form SD a Conflict Minerals Report for the calendar year ended December 31, 2017. A copy of Snap’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available on our website at www.snap.com under the heading “Other Terms & Policies.” Information contained on or accessed through our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as potentially being contained within our in-scope product is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02	Exhibit

Snap’s 2017 Conflict Minerals Report, as contemplated by Item 1.02, is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SNAP INC.

Date: May 31, 2018	By:	/s/ Michael O’Sullivan
Michael O’Sullivan
General Counsel